

April 12, 2024

Michael Cleary
Senior Vice President and Controller
BOEING CO
929 Long Bridge Dr
Arlington VA 22202

> **Re: BOEING CO**
> **Form 10-K**
> **Filed January 31, 2024**
> **File No. 001-00442**

Dear Michael Cleary:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K filed January 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 23

1. We note multiple disclosures in your document including your Business Environment and Trends section, that you have been experiencing supply chain disruptions and inflationary pressures. We also note your disclosure that these factors have reduced overall productivity and adversely impacted your financial position, results of operations and cash flows. In future filings, please expand your results of operations disclosures to quantify, if possible, the specific impacts supply chain disruption and inflation have had on your cost structure, including the impact on your revenue, profits, and/or liquidity.

Accounting Quantity, page 31

2. We note throughout your document, you discuss delivery and order cancellation risks associated with various commercial airplane programs, including your 777X, 737-7 and 737-10. We note your tabular presentation on page 32, which depicts undelivered units under firm orders by program. In future filings, please expand your presentation to

provide additional breakdown of your 737 variants to allow investors to better understand the composition of your backlog.

<u>Financial Statements</u>
<u>Note 1 - Summary of Significant Accounting Policies</u>
<u>Goodwill and Other Acquired Intangibles, page 64</u>

3. We note your substantial Goodwill balance as of year end, including the balances reflected in your Commercial Airplanes and Defense, Space & Security segments.   We further note these segments have sustained significant operating losses in either all, or two of the three most recent years presented in your filing. In future filings beginning with your next quarterly report, please revise the notes to the financial statements and your Critical Accounting Estimates section in MD&A to disclose whether a qualitative or quantitative impairment test was performed for the respective reporting units.   For any reporting unit requiring a quantitative impairment test, disclose the methods and significant assumptions used to test for impairment.   Your disclosure should also state whether or not the fair value of your reporting units "substantially exceeds" the carrying value. To the extent any reporting unit fair values are not substantially in excess of fair values, disclose the identity of those reporting units and the amount or percentage by which the fair value exceeds their carrying value. Please refer to ASC 350-10-50 and Item 303(b)(3) of Regulation S-K and Section V of SEC Release No. 33-8350. Also, if any reporting units have zero or negative carrying amounts of net assets, please disclose the identity of those reporting units with allocated goodwill, the amount of goodwill allocated to each and in which reportable segment the reporting unit is included. See requirement in ASC 350-10-50-1A. As part of your response, please also provide us with the results of your 2023 impairment testing that include the aforementioned details.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Stertzel at 202-551-3723 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing